02019850

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO. 8-43978

AM 3/12/2002

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ING Barings Corp.

RECD S.E.C. MAR 1 2002 526

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1325 Avenue of the Americas
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas J. Episcopio — (646) 424 8132
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue	New York	NY	10017
(ADDRESS) Number and Street	City	State	Zip Code

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, David Duffy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ING Barings Corp. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name David Duffy
Title *President and Chief Executive Officer*

RECD S.E.C.

Notary Public

THERESA BALZANO
Notary Public, State of New York
No. 01BA4875105
Qualified in Nassau County
Commission Expires Dec. 22, 2002

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Shareholder's Equity
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

345 Park Avenue
New York, NY 10154

RECEIVED
MAR 01 2002
143

Independent Auditors' Report

The Board of Directors and Shareholder of
ING Barings Corp.:

We have audited the accompanying statement of financial condition of ING Barings Corp. (an indirect wholly owned subsidiary of ING Groep N.V.) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ING Barings Corp. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 22, 2002

ING BARINGS CORP.
(An Indirect Wholly Owned Subsidiary of ING Groep N.V.)

Statement of Financial Condition

December 31, 2001

(Dollars in thousands, except share amounts)

Assets		
Cash and cash equivalents	$	3,362
Securities segregated under Federal and other regulations		83,000
Collateralized short-term financing agreements:		
Deposits paid for securities borrowed		7,578,367
Securities purchased under agreements to resell		137,250
Receivable from broker-dealers, customers and clearing organizations		147,285
Collateral received for securities lending activity		182,954
Memberships in exchanges, at cost (market value $5,245)		4,116
Other assets		751
Total assets	$	8,137,085
Liabilities and Shareholder's Equity		
Liabilities:		
Short-term loan from affiliate	$	1,845,091
Collateralized short-term financing agreements:		
Deposits received for securities loaned		5,471,790
Securities sold under agreements to repurchase		137,250
Payable to broker-dealers, customers and clearing organizations		194,407
Obligation to return securities received as collateral		182,954
Payable to affiliates		3,748
Accounts payable and accrued expenses		6,478
Total liabilities		7,841,718
Commitments and contingencies		
Subordinated borrowing		83,000
Shareholder's equity:		
Preferred stock, no par value, 45,000 shares authorized, 5,000 shares issued and outstanding		5,000
Preferred stock (Series A), par value $1 per share, 5,000 shares authorized, 100 shares issued and outstanding		—
Common stock, no par value, 20,010 shares authorized, 4,000 shares issued and outstanding		4,400
Additional paid-in capital		217,367
Accumulated deficit		(14,400)
Total shareholder's equity		212,367
Total liabilities and shareholder's equity	$	8,137,085

See accompanying notes to the statement of financial condition.

ING BARINGS CORP.
(An Indirect Wholly Owned Subsidiary of ING Groep N.V.)

Notes to Statement of Financial Condition

December 31, 2001

(Dollars in thousands)

(1) Organization

ING Barings Corp. (the Company), formerly known as ING (U.S.) Securities Futures & Options Inc. prior to April 30, 2001, is a wholly owned subsidiary of ING TT&S (U.S.) Holdings Corp. (the Parent) which is a wholly owned subsidiary of ING (U.S.) Financial Holdings Corporation (INGFH). INGFH is an indirect wholly owned subsidiary of ING Groep N.V. The Company is a registered broker-dealer with the Securities and Exchange Commission. The Company primarily provides agency brokerage and execution services for domestic and foreign equities sales and trading, fixed income sales and trading and certain equities securities lending activities.

On January 29, 2001, ING Merger LLC (INGM), another wholly owned subsidiary of INGFH, announced a definitive agreement to sell certain assets and transfer certain liabilities of INGFH, primarily related to its businesses of corporate finance and investment banking, U.S. equity research, sales and trading, prime brokerage and futures and options transaction clearance and settlement. The assets and liabilities also included the operating leases and fixed asset infrastructure primarily related to these businesses. The sale was completed on April 29, 2001. As a result of the sale, certain assets and liabilities of the former subsidiary of INGM, ING Barings LLC, which remained subsequent to the completion of the sale, were merged into the Company and accounted for at their representative carrying values as these transfers were amongst entities under common control.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its statement of financial condition in accordance with accounting principles generally accepted in the United States of America. In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers money market instruments with maturities of 90 days or less to be cash equivalents.

Repurchase and Resale Agreements

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions. Such transactions are collateralized by negotiable securities and are recorded at their contracted resale or repurchase amounts. The Company's exposure to credit risks associated with the nonperformance of counterparties in fulfilling these contractual obligations can be directly impacted by market fluctuations, which may impair the counterparties' ability to satisfy their obligations. It is the Company's policy to pledge securities sold under agreements to repurchase and to take possession of securities purchased under agreements to resell. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

(Dollars in thousands)

Securities Borrowed and Loaned

Securities borrowed and securities loaned are financing arrangements that are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

Investment Banking

Fees related to investment banking activities are recorded as follows: management fees and sales commissions are recorded on settlement date and underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Financial Instruments

Financial instruments used in dealing and other trading activities are recorded at fair value. For financial instruments that are actively traded, fair value is based upon quoted market prices. For financial instruments where a market value is not readily available, the Company estimates fair value using present value calculations based on current quoted interest rates and interest rate volatilities.

Proprietary securities transactions and related revenues and expenses are recorded on a trade-date basis.

Accounting for Transfers of Financial Assets

Effective December 31, 2000, the Company adopted Statement of Financial Accounting Standards 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities"* (SFAS 140). SFAS 140 replaces FASB Statement No.125, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities"*.

At December 31, 2001, the Company has received collateral of $7,707,965 which it is permitted by contract or custom to sell or repledge in the normal course of business. Approximately $5,931,576 of such collateral has been either sold or repledged by the Company at December 31, 2001. The Company utilizes collateral received primarily to facilitate securities lending and repurchase transactions. The Company also recognized securities received as collateral of approximately $182,954 as securities received for securities lending and obligation to return securities received as collateral in the statement of financial condition for these noncash securities lending transactions. At December 31, 2001, the Company has not pledged any securities owned in connection with its activities as a broker-dealer.

Securities Transactions

Agency securities transactions are recorded on a settlement-date basis.

(Dollars in thousands)

(3) Securities Segregated under Federal and Other Regulations

At December 31, 2001, the Company had qualified securities in the amount of $83,000 segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

(4) Receivable From and Payable to Broker-Dealers, Customers and Clearing Organizations

Amounts receivable from and payable to broker-dealers, customers and clearing organizations at December 31, 2001, consist of the following:

		Receivable	Payable
Customers	$	96,928	105,528
Clearing organizations		7,070	1,143
Securities failed-to-deliver/receive		27,914	79,831
Interest, fees, and other		15,373	7,905
	$	147,285	194,407

As these amounts are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

The balances shown represent the amounts receivable from and payable to customers in connection with securities transactions. The receivables are collateralized by securities, the value of which is not included in the accompanying statement of financial condition. As these amounts are short-term in nature, their carrying amount approximates fair value.

(5) Related Party Transactions

At December 31, 2001, the Company has approximately $164,272 of securities borrowed, $3,294,113 of securities loaned, $10,350 of securities purchased under agreement to resell, $126,900 of securities sold under agreements to repurchase, and $4,989 of net interest payable to related parties at December 31, 2001.

At December 31, 2001, the Company also had an aggregate of $211 of securities failed to receive with affiliates included within payable to broker-dealers, customers and clearing organizations in the accompanying statement of financial condition.

The Company maintains a line of credit with an affiliate in the amount of $7,500,000. The line of credit is an overnight facility and bears a market rate of interest of three-month LIBOR. The Company had an outstanding balance of $1,845,091 at December 31, 2001, which is included in short-term loan from affiliate in the accompanying statement of financial condition.

The Company has a management agreement with an affiliate, whereby the affiliate provides certain trading, sales, accounting, operations, and other administrative support to the Company.

(Continued)

(6) Disclosures About Fair Value of Financial Instruments

At December 31, 2001, substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Receivable from and Payable to Broker-Dealers and Clearing Organizations

These balances are a combination of proceeds from short sales of securities, funds borrowed to finance the purchase of securities, fail to receive, fail to deliver and cash pending reinvestment. These balances earn or incur interest income or charges on the basis of prevailing money market rates (generally based upon broker call or the Federal Funds rate), which can change daily. On the basis of these rates, the carrying amount is a reasonable estimate of fair value.

Repurchase and Resale Agreements

It is the Company's policy to take possession of securities purchased under agreements to resell with a market value in excess of the principal amount loaned plus accrued interest to collateralize these transactions. The collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities Borrowed and Securities Loaned

These amounts approximate fair value. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives cash or other collateral in an amount generally in excess of the market value of the securities loaned. It is the Company's policy to value the securities borrowed and loaned on a daily basis and to obtain additional cash necessary to ensure such transactions are fully collateralized.

Subordinated Borrowing

On the basis of rates for debt to related parties with similar terms and remaining maturities, management believes the carrying amount is a reasonable estimate of fair value.

(7) Subordinated Borrowing

At December 31, 2001, the Company had an $83,000 cash subordinated promissory note with its parent that bears interest rate of one-month LIBOR plus 1/16%. The subordinate promissory note is due in full on October 31, 2004.

The subordinated borrowing is subordinated to all other creditors of the Company, covered by agreements approved by the Company's designated regulatory organizations, and thus are available in computing net capital under the Securities and Exchange regulations. To the extent that such borrowing is available in the

(Dollars in thousands)

computation of net capital and required for the Company's continued compliance with minimum net capital requirements, repayment will be extended.

(8) Income Taxes

The Company is a member of an affiliated group. Pursuant to a tax sharing agreement, the Company computes a provision for income taxes and resulting liability to the Parent as though it had filed a separate Company return, giving effect to any credit carryovers and net operating loss carryovers, and excluding the effect of graduated tax rates.

Deferred tax assets and liabilities are recorded to reflect the effects of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards, and are included in other assets and accounts payable and accrued expenses, respectively, in the accompanying statement of financial condition. As of December 31, 2001, the Company has net deferred tax assets of $4,670 consisting primarily of net operating loss carryforwards.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of such assets is dependent upon the generation of sufficient taxable income during the periods in which those temporary differences become deductible. Presently, the Company believes the net deductible temporary differences represented by the deferred tax assets will not reverse in the time frame in which it is possible to estimate taxable income. As a result, the Company has recorded a valuation allowance offsetting its deferred tax assets at December 31, 2001.

(9) Pension and Profit-Sharing Plan

INGFH sponsors a defined plan (the Plan) which covers substantially all full-time employees of INGFH and its wholly owned subsidiaries. All employees meeting certain eligibility requirements participate in defined benefit and defined contribution plans administered by an affiliate.

The following is a summary of the Plan's funded status.

		Pension benefits	Other benefits
Benefit obligation at December 31, 2001	$	(38,582)	(764)
Fair value of plan assets at December 31, 2001		30,234	—
Underfunded amount	$	(8,348)	(764)

(Dollars in thousands)

(10) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1) (Rule), which requires the maintenance of minimum net capital. The Company has elected to use the Rule's alternative method, which requires maintaining net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions, as defined.

The net capital rule and the rules of the New York Stock Exchange also provide that equity capital may not be withdrawn or cash dividends paid if resulting net capital is less than the greater of 5% of aggregate debit items or $1,500. At December 31, 2001, the Company had net capital of $272,548 of which $269,151 was in excess of the required net capital of $3,397.

(11) Legal Proceedings

The Company has been named as a defendant in actions relating to its businesses. While the ultimate outcome of litigation involving the Company cannot be predicted with certainty, management, having reviewed these actions with its counsel, believes it has meritorious defenses to all such actions and intends to defend each of these vigorously. In the opinion of management of the Company, the ultimate resolution of all litigation, regulatory and investigative matters affecting the Company will not have a material adverse effect on the financial condition or results of operations of the Company.

(12) Concentrations of Credit Risk and Customer Activities

Concentrations of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign entities. The Company's transactions are collateralized and are executed with and on behalf of institutional investors, including other brokers-dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company's principal activities are also subject to the risk of counterparty nonperformance.

The Company attempts to minimize credit risk associated with its securities borrowed, securities loaned, securities purchased under agreements to resell and securities sold under agreements to repurchase business by monitoring customer credit exposure and worthiness and by limiting transactions with specific counterparties. The Company reviews collateral values daily and requires additional collateral to be deposited with or returned to the Company when it is deemed necessary.

Customer Activities

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of customer transactions. These activities may expose the Company to off-balance-sheet credit risk in the event that a customer is unable to fulfill its contracted obligation.

(Continued)

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral with the carrying broker, or reduce positions, when necessary.

(13) Securities Clearing

During November 2001, the Company expanded its securities clearing operations to include transactions that were previously cleared by an unaffiliated broker-dealer on a fully disclosed basis.

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Shareholder of
ING Barings Corp.:

In planning and performing our audit of the statement of financial condition of ING Barings Corp. (an indirect wholly owned subsidiary of ING Groep N.V.) as of December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by ING Barings Corp including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and, should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2002